
SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2005
WASH, D.C. 199 SECTION


05043589

SEC SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2004 (MM/DD/YY) AND ENDING 06/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11350 McCormick Rd. EP III Suite 901
(No. and Street)

Hunt Valley	MD	21031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Johnson 410-785-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Davis CPA, PA
(Name – *if individual, state last, first, middle name*)

30 Greenway NW Suite 10	Glen Burnie	MD	21061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Brokerage Services, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GARY A. LEVITON
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires July 2[illegible], 20[illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2005

GLOBAL BROKERAGE SERVICES, INC.

Table of Contents

For The Year Ended June 30, 2005

WILLIAM H. DAVIS, P. A.
CERTIFIED PUBLIC ACCOUNTANT
30 Greenway N.W., Suite 10
Glen Burnie, Maryland 21061
(410) 766-8204 FAX: (410) 766-3087

MEMBER
MARYLAND ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To The Board of Directors and Stockholders of
Global Brokerage Services, Inc.
11350 McCormick Road
Hunt Valley, Maryland 21031

I have audited the accompanying balance sheet of Global Brokerage Services, Inc. as of June 30, 2005 and the related statements of income, statement of changes in stockholders' equity, and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management.

My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Brokerage Services, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Davis, CPA P.A.
August 16, 2005

GLOBAL BROKERAGE SERVICES, INC.
Balance Sheet
June 30, 2005

ASSETS

Current Assets:	
Cash	$ 25,727
Accounts Receivable (Note 2)	56,392
Prepaid Expenses (Note 6)	15,000
Total Current Assets	97,119
Other Assets:	
Deposits with Clearing Organization (Note 3)	10,125
Total Other Assets	10,125
Total Assets	$107,244

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 100
Commissions Payable (Note 4)	45,573
Income Taxes Payable (Note 1 and 5)	2,265
Total Liabilities	47,938
Stockholders' Equity:	
Common Stock, $5 par value, 5,000 shares authorized and 2,000 shares issued	10,000
Retained Earnings	49,306
Total Stockholders' Equity	59,306
Total Liabilities and Stockholders' Equity	$107,244

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Income
For the Year Ended June 30, 2005

	Amount	%
Revenues:		
Commissions and Fees	$ 1,306,088	99.99
Interest Income	109	0.01
Total Revenues	1,306,197	100.00
Expenses:		
Dues and Subscriptions	395	0.03
Commissions	1,055,664	80.82
Licenses and Fees	10,449	.80
Management Fees	208,000	15.93
Office Expenses	1,565	0.12
Professional Fees	13,468	1.03
Taxes: Other	300	0.02
Telephone	3,544	0.27
Travel	2,000	0.16
Total Expenses	1,295,385	99.18
Income(Loss)Before Income Taxes	10,812	.82
Provision for Income Taxes	(1,024)	(0.07)
Net Income (Loss)	$ 9,788	.75

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2005

	Common Stock	Retained Earnings	Total
Balance at Beginning of Year	$ 10,000	$ 39,518	$ 49,518
Net Income (Loss)	-	9,788	9,788
Balance at End of Year	$ 10,000	$ 49,306	$ 59,306

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2005

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 9,788
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in:	
Accounts Receivable	(26,283)
Due from Brokers	718
Prepaid Expenses	(5,000)
Deposits with Clearing Organization	(26)
Increase (Decrease) in:	
Commissions Payable	22,061
Income Taxes Payable	195
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	1,453
CASH FLOWS FROM INVESTING ACTIVITIES	-0-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-0-
CASH FLOWS FROM FINANCING ACTIVITIES	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-0-
NET INCREASE IN CASH	1,453
CASH AT BEGINNING OF YEAR	24,274
CASH AT END OF YEAR	$ 25,727

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended June 30, 2005

Note 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides securities brokerage services. The Company does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts of, or for, customers, except as a broker or dealer with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled.

Note 2 - ACCOUNTS RECEIVABLE

Management is of the opinion that all of the company's accounts receivable are fully collectible. As of June 30, 2005, the accounts receivable consisted of commissions from the sale of the following:

Mutual Funds, Stocks and Bonds	$ 42,125
Private Placements	14,267
Total Accounts Receivable	$ 56,392

GLOBAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2005

Note 3- DEPOSITS WITH CLEARING ORGANIZATION

The Company has an agreement with Advanced Clearing, Inc. to act as its clearing agent. The company maintains a deposit with the clearing firm in the amount of $10,125 in an interest bearing account.

NOTE 4 - COMMISSIONS PAYABLE

The Company has entered into selling agreement with its representatives to solicit and sell approved investment products. The individuals are independent contractors and shall be responsible for their own expenses, taxes, and benefits. The Company compensates its representatives by paying a portion of the commissions received from the investment products sold. As of June 30, 2005, the amount of commissions due its representatives is $45,573.

Note 5 - INCOME TAXES PAYABLE

Income taxes payable consists of the following:

Current Taxes	$	464
Deferred Taxes		1,801
Total Income Taxes Payable	$	2,265

Note 6-RELATED PARTY TRANSACTIONS

As of July 1, 1995 the Company has entered into a management service agreement with Universal Asset Management, Inc. for a number of management services on a month to month basis which may be terminated immediately by either party. Universal Asset Management charges for management services were $208,000 for the year. Universal Asset Management, Inc. and the Company have common shareholders. As of June 30, 2005 the Company has prepaid the management services for July in the amount of $15,000.

Professional accounting services are provided by Johnson & Sweigart, a Maryland partnership, whose partners are identical to the Company shareholders. The Company paid Johnson & Sweigart $10,403 for accounting services for the year.

GLOBAL BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended June 30, 2005

Note 6 - RELATED PARTY TRANSACTIONS (CONTINUED)

The shareholders of the Company are licensed registered representatives. During the year the Company paid commissions to the shareholders in the amount of $3,529.

Note 7-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At June 30, 2005, the Company had net capital of $23,533 which was $18,533 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.04 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2005

Schedule 1

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2005

NET CAPITAL

Total stockholders' equity		$ 59,306
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		59,306
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
B. Other (deductions) or allowable credits-deferred income taxes payable		-0-
Total capital and allowable subordinated liabilities		59,306
Deductions and/or charges		
A. Non-allowable assets		
Nonallowable Receivables	$10,648	
Prepaid Expenses	15,000	
Deposit with Clearing Organization	10,125	
Other deductions and/or charges	-0-	35,773
Net capital before haircuts on securities positions		23,533
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-0-	
B. Deficit in securities collateralizing secured demand notes	-0-	
C. Trading and investment securities	-0-	
D. Other	-0-	-0-
Net Capital		$ 23,533

Schedule 1 (Continued)

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2005

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -0-
Payable to brokers and dealers	45,573
Payable to clearing broker	-0-
Other accounts payable and accrued expenses	2,365
Total aggregate indebtedness	47,938

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital as required under SEC Rule 15c3-1(a)(2)(vi)	$ 5,000
Excess net capital at 1200%	$ 234,455
Ratio: Aggregate indebtedness to net capital	2.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of June 30, 2005. Therefore, no reconciliation is included.

Schedule II

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2005

In regards to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the firm is claiming an exemption under section (k) (2) (ii). Global Brokerage Services, Inc. is an Introducing Broker/Dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker of dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company is in compliance with the conditions of the exemption requirements for reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

WILLIAM H. DAVIS, P. A.
CERTIFIED PUBLIC ACCOUNTANT
30 Greenway N.W., Suite 10
Glen Burnie, Maryland 21061
(410) 766-8204 FAX: (410) 766-3087

MEMBER
MARYLAND ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Report of Independent Auditor on Internal Control Structure Required by SEC Rule 17a-5

To The Board of Directors and Stockholders of
Global Brokerage Services, Inc.
Hunt Valley, Maryland 21031

In planning and performing my audit of the financial statements of Global Brokerage Services, Inc. for the year ended June 30, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) on the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above , errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



William H. Davis, PA
Certified Public Accountant

August 23, 2005